Exhibit 99.1

MingZhu Logistics Partners with Carbonomi Trust to Build High-Performance Satellite-Based Intelligent Logistics Network

SHENZHEN, May 17, 2024 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (Nasdaq: YGMZ), an elite provider of logistics and transportation services to businesses, today announced it will partner with Carbonomi Trust (“Carbonomi”), a leading investor in energy transition-related technologies and companies including satellite-based communication and IoT infrastructure. The strategic partners will leverage their respective expertise and resources to build a high-performance satellite-based intelligent logistics network primarily targeting business and enterprise users, with fixed site and mobile coverage.

In partnering together, MingZhu and Carbonomi noted the critical need for reliable coverage across the supply chain to integrate AI and monitor IoT devices. Companies that fail to establish real-time connections and collaboration with their employees and customers are at a competitive disadvantage during this period of historical change and opportunity for the future development and reshaping of the global supply chain.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu, commented, “As bulk commodity logistics undergoes a digital transformation and a global digital unified market emerges, the logistics sector must prioritize fortifying and thoroughly modernizing its traditional framework. This evolution offers a significant, enduring opportunity for MingZhu and Carbonomi, as there are unaddressed requirements in numerous sectors including construction, transportation, agriculture, retail, and hospitality, among others. Crucially, this collaboration seamlessly aligns with our core business and capitalizes on our established reputation in the logistics field for delivering comprehensive, end-to-end support to customers. Simultaneously, it opens up substantial avenues for generating shareholder value.”

Under the scope of the partnership between MingZhu and Carbonomi, the companies plan initially to address:

1. Satellite-Based Logistics Communication and Settlement Capability: Adopting the ubiquitous communication link of virtual satellites, as well as the settlement network of commodity trading and supply chain and related digital banks, build an intelligent logistics system integrating air and land, and bring the logistics industry into the era of air-ground integration and ubiquitous intelligent Internet of Things.

2. Physical Internet-Based Logistics Technology Capability: The objective is to establish a Physical Internet framework, commencing with the macro concept and descending to the micro level. This entails leveraging “digitization + intelligence” through logistics technology to empower a systematic, scientific model tailored around the distinctive characteristics of logistics enterprises, including multi-projects, multi-scenarios, long chains, and cross-layers. By segmenting closed-loop scenarios, we aim to address the prevalent challenges within the industry and cultivate a robust Physical Internet ecosystem within the logistics sector.

3. Green Logistics-related Financialization Product Development: The digitization of logistics will lead to the creation of digital assets, representing a novel production factor. These assets can be incorporated into a digital assets table and traded within the digital assets market. This transformation underscores the evolving nature of logistics, where intangible assets hold tangible value and contribute significantly to the economy.

About Carbonomi Trust

Carbonomi Trust is a leading investor in energy transition-related technologies and companies including satellite-based communication and IOT infrastructure

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801